UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-32318

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Devon Energy Corporation Incentive Savings Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Devon Energy Corporation

333 West Sheridan Avenue

Oklahoma City, OK 73102-5015

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

FORM 11-K

Report of Independent Registered Public Accounting Firm

Plan Administrator and Plan Participants

Devon Energy Corporation Incentive Savings Plan

Opinion on the financial statements

We have audited the accompanying statements of net assets available for benefits of Devon Energy Corporation Incentive Savings Plan (the “Plan”) as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2019 (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GRANT THORNTON LLP

We have served as the Plan’s auditor since 2006.

Oklahoma City, Oklahoma

June 4, 2020

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2019	2018
ASSETS
Investments, at fair value	$728,183,947	$657,107,169
Employer contributions receivable	4,092,468	4,651,475
Notes receivable from participants	6,526,366	7,732,609
Other receivables	2,663	738,550
Total assets	738,805,444	670,229,803
LIABILITIES
Other liabilities	178,063	1,679,231
Total liabilities	178,063	1,679,231
NET ASSETS AVAILABLE FOR BENEFITS	$738,627,381	$668,550,572

See accompanying notes to financial statements.

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2019
Additions:
Investment income:
Net appreciation in fair value of investments	$131,411,654
Dividend income	5,640,597
Interest income	211,943
Net investment income	137,264,194
Contributions:
Participant, including rollovers	21,268,396
Employer, net of forfeitures	31,477,526
Total contributions	52,745,922
Interest income on notes receivable from participants	388,894
Total additions	190,399,010
Deductions:
Distributions to participants	118,966,721
Administrative expenses	1,355,480
Total deductions	120,322,201
Net increase in net assets available for benefits	70,076,809
Net assets available for benefits:
Beginning of year	668,550,572
End of year	$738,627,381

See accompanying notes to financial statements.

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan

The following description of the Devon Energy Corporation Incentive Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan agreement and respective amendments for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of Devon Energy Corporation (“Devon”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Employees are eligible to participate in the Plan as soon as administratively possible following the completion of one hour of service. There is no minimum age requirement for employees to be eligible.

The plan administrator is a committee of Devon employees who are appointed by and serve at the direction of Devon (the “Benefits Committee”). The Benefits Committee is responsible for administration of the Plan, except for the duties related to selecting and monitoring the Plan’s investment options. The selection and monitoring of investment options, and related functions, is the responsibility of a separate committee of Devon employees who are appointed by and serve at the direction of Devon (the “Investments Committee”).

Devon’s Board of Directors, or a committee thereof, has the sole responsibility for appointing and removing the Plan’s trustee, which is currently Fidelity Management Trust Company (the “Trustee”). Under the terms of an agreement between the Trustee and the Plan, the Trustee administers the Plan’s trust in accordance with instructions provided by the Benefits Committee.

Contributions

As defined in the Plan, participants may elect to contribute from 1% to 50% of their compensation to the Plan on a pre-tax basis or on an after-tax, designated Roth basis. The combined pre-tax and designated Roth contributions are subject to limitations under the Internal Revenue Code (the “Code”). Participants who have attained age 50 before the end of the Plan year are eligible to make pre-tax or designated Roth catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (“Rollover Contributions”). Participant Rollover Contributions were approximately $1,432,000 during 2019.

New employees who do not take action to either enroll or decline to enroll in the Plan are automatically enrolled in the Plan with a pre-tax deferral contribution rate equal to 3%.

Participants may receive an employer match on their contribution to the Plan in an amount determined annually by Devon. The amount of the matching contribution varies according to the participant’s years of service. Participants employed subsequent to October 1, 2007 and participants who opted out of a separate defined benefit plan sponsored by Devon are eligible for enhanced contributions. During 2019, for all participants with at least five years of service, Devon contributed amounts equal to 100% of each participant’s contributions to the Plan, with the matching contribution being limited to the lesser of 6% of the participant’s compensation or $16,800. For participants with less than five years of service, Devon’s matching contributions in 2019 were limited to the lesser of 3% of the participant’s compensation or $8,400.

Participants eligible for enhanced contributions also receive additional, nondiscretionary contributions by Devon calculated as a percentage of their compensation, as defined in the Plan. In 2019, the enhanced contribution percentage ranged from 8% to 16%, depending upon a participant’s years of service.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, Devon’s contribution and allocations of earnings or losses on the investments selected by the participant and charged with an allocation of administrative expenses. Allocations are based on participant earnings, account balances or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

Investments

Participants direct their account balances to be invested in a number of investment options. Participants may change their investment options on a daily basis. Investment options of the Plan as of December 31, 2019 consist of mutual funds, collective trust funds and Brokerage Link. Brokerage Link is a self-directed brokerage account that allows participants to invest in a wide variety of funds. Effective July 15, 2019, the Devon Stock Fund was removed as an investment fund option under the Plan. Any participant balances remaining in the Devon Stock Fund are scheduled to be liquidated on November 18, 2020 and invested in an age-appropriate target date fund.

Vesting and Forfeitures

Participants are vested immediately in their contributions, plus the associated investment income or losses. For each year of service up to four years, a participant becomes 25% vested in employer contributions to their account and the associated investment income or losses. Participants will become vested upon a change of control of Devon, as defined in the Plan or if the participant dies, becomes totally disabled or reaches age 65 while employed by Devon.

Upon a termination of service that results in nonvested amounts in a participant’s account, the nonvested portion is forfeited and used to reduce Devon’s future contributions or pay Plan expenses. Employer contributions were reduced by approximately $1,401,000 in 2019 due to forfeitures. In 2019, Plan expenses of approximately $85,000 were paid by forfeitures. As of December 31, 2019, and 2018, there were approximately $483,000 and $637,000, respectively, of forfeitures available to reduce future employer contributions or pay expenses.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loan is secured by the balance in the participants’ accounts. The loan bears interest at a fixed rate, which approximates the rate generally charged for consumer loans secured by certificates of deposit or marketable securities. The interest rates ranged from 4.25% to 6.50% at December 31, 2019. Effective July 15, 2019, a participant may have no more than one loan outstanding at a time. However, prior to the amendment a participant may have two outstanding loans. The terms of the loan may not exceed five years, except for a loan used to purchase a primary residence, in which case the loan term generally will not exceed 15 years. Maturity dates ranged from January 2020 to June 2034 at December 31, 2019. Principal and interest are repaid through biweekly payroll deductions from the participants’ wages.

Payment of Benefits

While still employed, a participant who is age 59½ or older may withdraw all or part of the vested interest in their account at any time. Participants who are still employed also may withdraw their Rollover Contributions regardless of age. In addition, participants who are still employed may also request a withdrawal in an amount necessary to satisfy an immediate and heavy financial need.

On termination of service due to death, disability or upon retirement, participants (or a beneficiary in the case of death) may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in their account or equal installments (monthly, quarterly, semi-annually or annually) for any period less than the life expectancy of the participant and their beneficiary. For termination of service for other reasons, participants may receive the value of the vested interest in their account as a lump-sum distribution. Depending on the value of the participant’s vested interest in their account at the time of their termination of service, the value of the participant’s vested interest may be automatically paid in a lump-sum distribution, paid in a direct rollover or automatically rolled over to an individual retirement account or annuity established in the participant’s or beneficiary’s name.

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

2.Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Plan in preparing the accompanying financial statements.

Basis of Presentation

The financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell the investment in an orderly transaction between market participants. This price is commonly referred to as the “exit price.” Fair value measurements are classified according to a hierarchy that prioritizes the inputs underlying the valuation techniques. This hierarchy consists of three broad levels:

•

Level 1 – Inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority. When available, Level 1 inputs are used to measure fair value because they generally provide the most reliable evidence of fair value.

•

Level 2 – Inputs consist of quoted prices that are generally observable for the asset. Common examples of Level 2 inputs include quoted prices for similar assets in active markets or quoted prices for identical assets in markets not considered to be active.

•	Level 3 – Inputs are not observable from objective sources and have the lowest priority. The most common Level 3 fair value measurement is an internally developed cash flow model.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2019 or 2018. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Trustee, audit and certain other administrative fees are paid by Devon on behalf of the Plan and are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment management fees

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

related to the equity securities and collective trusts are included in administrative expenses. All other investment-related expenses are included in net appreciation or depreciation of fair value of investments.

3.	Fair Value Measurements

The following tables provide the Plan’s investments at fair value according to the fair value hierarchy. The Plan had no Level 2 or Level 3 investments as of December 31, 2019 and 2018. There have been no changes in the methodologies used at December 31, 2019 and 2018.

	As of December 31, 2019
	Total	Level 1 Inputs
Mutual funds	$44,421,118	$44,421,118
Self-directed brokerage account	42,398,494	42,398,494
Common stock	11,928,540	11,928,540
Total assets in the fair value hierarchy	98,748,152	$98,748,152
Investments measured at net asset value	629,435,795
Investments at fair value	$728,183,947

	As of December 31, 2018
	Total	Level 1 Inputs
Mutual funds	$212,599,351	$212,599,351
Self-directed brokerage account	32,895,897	32,895,897
Common stock	185,329,363	185,329,363
Total assets in the fair value hierarchy	430,824,611	$430,824,611
Investments measured at net asset value	226,282,558
Investments at fair value	$657,107,169

The following table summarizes investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2019 and 2018, respectively. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

December 31, 2019	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Commingled funds:
US Equity	$115,978,100	None	Daily	None
International Equity	34,928,309	None	Daily	None
World Equity	9,178,795	None	Daily	None
Target date funds	434,515,625	None	Daily	None
Total commingled funds	594,600,829
Stable value collective trust fund	34,834,966	None	Daily	12 months
Investments measured at net asset value	$629,435,795

December 31, 2018	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Commingled funds:
US Equity	$89,067,100	None	Daily	None
International Equity	72,355,026	None	Daily	None
World Equity	23,303,916	None	Daily	None
Real Estate	1,234,563	None	Daily	None
Total commingled funds	185,960,605
Stable value collective trust fund	40,321,953	None	Daily	12 months
Investments measured at net asset value	$226,282,558

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

The following methods and assumptions were used to estimate the fair values in the tables above.

Mutual funds. Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the SEC. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Self-directed brokerage accounts. Accounts primarily consist of mutual funds that are valued on the basis of readily determinable market prices.

Common stocks. Valued at the closing price reported on the active market on which the individual securities are traded.

Commingled funds. Valued based on the net asset value of the commingled funds’ underlying investments using information reported by the investment advisor. The net asset value is used as a practical expedient to estimate fair value. The practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value.

Stable value collective trust fund. Valued at the net asset value of units of the collective trust. The net asset value is used as a practical expedient to estimate fair value. The practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 12 months’ notification in order to ensure that securities liquidations will be carried out in an orderly business manner.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although these valuation methods are appropriate and consistent with those used by other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

4.  Plan Termination

Although Devon has not expressed any intent to terminate the Plan, it may do so at any time. Benefits owed to participants are not actuarially determined and the aggregate vested benefits are limited to the Plan’s net assets available for plan benefits. In the event of the Plan’s termination, participants would become 100% vested in their accounts.

5.	Related Party and Parties in Interest Transactions

The Trustee and Devon are parties in interest as defined by ERISA. Certain plan investments are shares of mutual funds managed by Fidelity Management & Research Company, which is an affiliate of the Trustee. The Trustee also invests certain Plan assets in the Devon Stock Fund. For the years ended December 31, 2019 and 2018, dividends of $175,097 and $173,869, respectively, were received by the Plan from Devon. The Plan held 459,320 and 554,343 shares valued at $11,928,540 and $12,494,891 on December 31, 2019 and 2018, respectively. However, as of July 15, 2019, Devon Stock was removed as an investment option. Such transactions qualify as party-in-interest transactions permitted by the Department of Labor regulations.

6.	Tax Status

The Internal Revenue Service has determined and informed Devon by a letter dated July 10, 2017, that the Plan and related trusts are designed in accordance with applicable sections of the Code. Prior to July 10, 2017, the Plan operated under a determination letter dated November 3, 2015. Although the Plan has been amended since receiving the determination letter, the Benefits Committee believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Code and, therefore, believe that the Plan is qualified and the related trust is tax-exempt.

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Benefits Committee has analyzed the tax positions taken by the Plan and has concluded that there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements as of December 31, 2019 and 2018.

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

7.	Risk and Uncertainties

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Because of the risks associated with investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8.	Subsequent Events

The COVID-19 outbreak, which was declared a pandemic by the World Health Organization on March 11, 2020, has triggered volatility in financial markets and a significant negative impact on the global economy. As a result, the Plan’s investment portfolio has incurred a significant decline in fair value since December 31, 2019.

The Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) became law on March 27, 2020. The CARES act, included several relief provisions available to qualified retirement plans and their participants which includes, among other things penalty free hardship withdrawal, increase in loan limits and up to one-year loan suspensions. Devon has elected to make the CARES Act Loan Repayment Deferment and CARES Act Loan Increase Limits effective immediately. A qualifying participant may defer current loan payments from March 27, 2020 to December 31, 2020 until January 2021 at which time the loan will be re-amortized. A qualifying participant may also choose to take a loan up to a maximum equal to the lesser of $100,000 or 100% of their vested balance. If the participant has a current outstanding loan, that loan must be repaid in full to receive a CARES Act Loan.

As part of the CARES Act, a qualified participant may elect to take a penalty free distribution up to $100,000, not to exceed the participants vested balance. The distribution is available on or after January 1, 2020 and before December 31,2020. Income attributable to the distributions are subject to tax over three years, and the participant may recontribute the funds to an eligible retirement plan within three years without regard to that year’s contribution cap.

SUPPLEMENTAL SCHEDULE

Devon Energy Corporation Incentive Savings Plan
EIN: 73-1567067 Plan Number: 002
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2019

Identity of issue, borrower, lessor or similar party	Description of investment	Cost	Current Value
Devon Energy Corporation*	Devon common stock	**	$11,928,540
Interest-bearing cash	Money-market securities	**	282,715
Mutual Funds and Common Collective Trust:
Fidelity*	Fidelity Inflation Protected Bond Index	**	1,085,990
Blackrock, Inc.	BTC LifePath Index Retirement Fund	**	52,755,249
Blackrock, Inc.	BTC LifePath Index Index 2025	**	59,917,239
Blackrock, Inc.	BTC LifePath Index Index 2030	**	38,920,701
Blackrock, Inc.	BTC LifePath Index Index 2035	**	54,101,029
Blackrock, Inc.	BTC LifePath Index Index 2040	**	60,285,974
Blackrock, Inc.	BTC LifePath Index Index 2045	**	77,331,033
Blackrock, Inc.	BTC LifePath Index Index 2050	**	63,505,679
Blackrock, Inc.	BTC LifePath Index Index 2055	**	25,286,644
Blackrock, Inc.	BTC LifePath Index Index 2060	**	2,412,077
The Vanguard Group	Vanguard Money Market Fund	**	8,392,045
The Vanguard Group	Total Bond Market Index Fund	**	6,136,040
TCW Investment Management Company	TCW Core Fixed Income Fund	**	28,524,328
SEI Trust Company	PIMCO Stable Income Fund	**	34,834,966
Blackrock, Inc.	US Equity Index	**	115,978,100
Blackrock, Inc.	International Equity Index	**	34,928,309
Blackrock, Inc.	Blackrock MSCI ACWI Minimum Volatility Fund	**	9,178,795
Brokerage Link	Participant directed accounts including certain Fidelity investment funds**	**	42,398,494
Participant Loans*	Maturity dates ranging from January 2020 to June 2034 and interest rates ranging from 4.25% to 6.50%.	**	6,526,366
			$734,710,313
*Represents party in interest to the Plan.
**Cost is not required for participant directed investment

INDEX TO EXHIBITS

Exhibit Number	Description
23.1	Consent of Grant Thornton LLP.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Devon Energy Corporation Incentive Savings Plan

Date: June 4, 2020	/s/ Tana K. Cashion
Tana K. Cashion
Senior Vice President Human Resources